UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No.1

Under the Securities and Exchange Act of 1934

BigString Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

08989Q 10 0
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08989Q 10 0		Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Mark Shefts

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER 2,343,545 Shares
SHARES
BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER 88,400 Shares
PERSON
WITH	7	SOLE DISPOSITIVE POWER 2,343,545 Shares

	8	SHARED DISPOSITIVE POWER 88,400 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,945 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%

12	TYPE OF REPORTING PERSON IN

Item 1(a)

Name of Issuer:

BigString Corporation

Item 1(b)

Address of Issuer's Principal Executive Offices:

3 Harding Rd., Suite F, Red Bank, NJ 07701

Item 2(a)

Name of Person Filing:

Mark Shefts.

Item 2(b)

Address of Principal Business Office or, if none, Residence:

160 Summit Avenue, Montvale, NJ 07645

Item 2(c)

Citizenship:

USA

Item 2(d)

Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)

CUSIP Number:

08989Q 10 0

Item 3

Not Applicable

Item 4

Ownership:

(a)

Amount Beneficially Owned:  2,431,945 Shares, including 2,343,545 shares issuable upon exercise of outstanding warrants to purchase the common stock.

(b)

Percent of Class: 4.8%

(c)

Number of Shares as to which such person has:

(i)

sole power to vote or to direct the vote:  2,343,545 shares

(ii)

shared power to vote or to direct the vote:  88,400 shares

(iii)

sole power to dispose or to direct the disposition of: 2,343,545 shares

(iv)

shared power to dispose or to direct the disposition of:  88,400 shares

Item 5

Ownership of Five Percent or Less of Class:

If this statement is being filed to report that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

☒

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8

Identification and Classification of Members of the Group:

Not Applicable

Item 9

Notice of Dissolution of Group:

Not Applicable

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008

Date

/s/ Mark Shefts

Signature